M2 LAW
PROFESSIONAL CORPORATION

January 3, 2007

As Filed On Edgar

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 4561

Attn: Gregory Dundas

Re:	Format, Inc., a Nevada corporation
Registration Statement on Form 10-SB
Filed December 13, 2006
File No. 0-52213

Dear Mr. Dundas:

On behalf of Format, Inc., a Nevada corporation (“Company”), please find enclosed two (2) copies of the Company’s Registration Statement on Form 10-SB, Amendment No. 2 (“Amendment No. 2”), which was filed with the Securities and Exchange Commission on January 3, 2007. To facilitate your review, the copies are marked to show changes from the Company’s Amendment No. 1 to Registration Statement on Form 10-SB.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in your comment letter dated December 21, 2006, and to key those responses to the revisions and additions specified in Amendment No. 2.

The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-24

1.
The Company notes your comment, and agrees. Upon answering the December 8th response letter, there was a variance in the response from the November 13, 2006 letter. The Company has removed the phrase regarding any difference between the shareholder advance payable and the value of the stock received by the Company’s President in the statement of operations. There was in fact no difference as the shares received by the Company’s President did in fact equal the value of the receivable on the Company’s books.

500 NEWPORT CENTER DRIVE SUITE 800 NEWPORT BEACH CALIFORNIA 92660
TEL: 949 706 1470 FAX: 949 706 1475

Securities and Exchange Commission
Mr. Gregory Dundas

2.	The Company has revised its disclosure to read as follows for “Allowance for Doubtful Accounts” in its Significant Accounting Policies:

The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables as well as historical collection information. Credit is granted to substantially all customers on an unsecured basis. In determining the amount of the allowance, management is required to make certain estimates and assumptions. Management monitors the collectibility of the accounts receivable quarterly. Outstanding balances are required to be followed up by phone calls to the respective companies accounts payable department and have sufficient evidence that warrants the receivable to remain. The Company previously had both estimated based on the age of the receivable, and also directly wrote off certain receivables. In 2006, the Company ceased direct write-offs, and will only be estimating bad debts based on the aging of the receivables. Only receivables that are 90 days or older will be considered for write-off. During the years ended December 31, 2005 and 2004, the Company directly wrote off $17,089 and $58,822 in accounts receivable. Management has determined that as of December 31, 2005 and 2004, an allowance of $4,675 and $12,000, respectively is required. The following represents a reconciliation of the allowance for doubtful accounts, which does not include any direct write-offs of accounts receivable during the periods, for the years ended December 31, 2005 and 2004:

Balance, December 31, 2003	$5,760
Bad debt expense	6,240
Recovery of bad debt	(-)
Balance, December 31, 2004	12,000
Bad debt expense	-
Recovery of bad debt	(-)
Adjustment to reserve	(7,325)
Balance, December 31, 2005	$4,675

Certain accounts receivable at December 31, 2005 of $16,978 and for the six months ended June 30, 2006 of $5,691 were settled in 2006 for the issuance of shares of the customers’ common stock. The certificates, which were part of a Form S-8 issuance by these customers, were issued to the Company’s President, as the shares could not be issued to the Company. The President, on behalf of the Company, who was a consultant to the various customers, whom had no previous or current relationship with these customers outside of their edgar consultant, accepted these shares as full consideration of the obligation due the Company. The substance of this transaction was that the President received the fair value of the Company’s accounts receivable in the form of stock of the Company’s customers and transferred the certificates to the Company. The Company’s President does not owe any amounts to the Company.

Securities and Exchange Commission
Mr. Gregory Dundas

The Company’s customers that paid their obligations in the form of stock were all public companies with actively trading stock with readily determinable values.

The revised disclosure includes language to address each of the points in your comment, except for the last point which requires a reconciliation of the roll forward chart to the statement of operations for bad debt expense. To answer that portion, the amount in bad debt expense for 2004 in the statement of operations is $65,062. This includes $58,822 in direct write-offs and $6,240 in adjustments to the allowance for doubtful accounts. For 2005 in the statement of operations for bad debts is $9,764. This includes $17,089 in direct write-offs and ($7,325) in adjustments to the allowance for doubtful accounts. All of these amounts agree to the disclosure and the footnote.

All corresponding adjustments to the disclosures have been revised in the interim September 30, 2006 and 2005 financial statements as well. For the nine months ended September 30, 2006 in the statement of operations for bad debts is $3,049. This includes $1,664 in direct write-offs and $1,385 in adjustments to the allowance for doubtful accounts. All of these amounts agree to the disclosure and the footnote. The roll forward chart for September 30, 2006 is as follows:

Balance, December 31, 2003	$5,760
Bad debt expense	6,240
Recovery of bad debt	(-)
Balance, December 31, 2004	12,000
Bad debt expense	-
Recovery of bad debt	(-)
Adjustment to reserve	(7,325)
Balance, December 31, 2005	4,675
Bad debt expense	1,385
Recovery of bad debt	(-)
Balance, September 30, 2006	$6,060

Securities and Exchange Commission
Mr. Gregory Dundas

Should you have any questions or comments concerning the enclosed materials, please contact me at 949-706-1470.

Sincerely,

M2 Law Professional Corporation

/s/ Michael Muellerleile
Michael Muellerleile